UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

DIGITALGLOBE, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25389M877
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 25389M877
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon information obtained directly from DigitalGlobe, Inc., a Delaware corporation (the “Company”), there were 73,456,613 shares of the common stock, par value $0.001 per share (the “Common Shares”), of the Company outstanding as of January 31, 2013.  As of the filing date of this Schedule 13D, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 83,841 and 7,345,653 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the DigitalGlobe, Inc. (the “Certificate of Designations”), which was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2013, the Series A Preferred Shares are convertible at any time at the option of the holder into such number of Common Shares as is obtained by multiplying the number of Series A Preferred Shares to be converted by the quotient resulting from dividing (i) $1,000 plus an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such Series A Preferred Shares by (ii) the Conversion Price.  The Conversion Price is $26.17 and is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, the 80,000 Series A Preferred Shares were convertible into 3,056,935 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 10,486,429 Common Shares, or 13.7% of the Common Shares deemed issued and outstanding.

Item 1.   Security and Issuer.

        The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Shares”), of DigitalGlobe, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1601 Dry Creek Drive, Suite 260, Longmont, Colorado, 80503.

Item 2.   Identity and Background.

      The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York, 10022.  Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”).  CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.  Mr. Feinberg also provides investment management and other services for various other third parties.

       Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

       61,443 and 5,383,351 of the Common Shares held by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC, respectively, were obtained in connection with the transactions consummated pursuant to the Agreement and Plan of Merger, dated as of July 22, 2012, by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC, and GeoEye, Inc. (the “GeoEye Merger”) in exchange for an aggregate of 4,771,379 shares of the common stock, par value $0.01 per share, of GeoEye, Inc. (the “GeoEye Common Shares”) held by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC.  The 80,000 Series A Preferred Shares reported in this Schedule 13D were received as partial consideration (in addition to a per share cash amount) in connection with the GeoEye Merger in exchange for 80,000 shares of the Series A Convertible Preferred Stock of GeoEye, Inc. (the “GeoEye Preferred Shares”).  The GeoEye Common Shares were purchased by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC for an aggregate of $136,673,544 (including brokerage commissions).  The GeoEye Preferred Shares were purchased by Cerberus Satellite LLC for $78,000,000.

      The remaining 22,398 and 1,962,302 Common Shares held by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC, respectively, were purchased for $343,968 and $30,135,525, respectively (including brokerage commissions).

Item 4.   Purpose of Transaction.

       The acquisition of the securities set forth in this Schedule 13D is for investment purposes only.  At present, neither Mr. Feinberg nor Cerberus have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based upon information obtained directly from the Company, there were 73,456,613 Common Shares outstanding as of January 31, 2013.  As of the filing date of this Schedule 13D, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 83,841 and 7,345,653 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, which was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2013, the Series A Preferred Shares are convertible at any time at the option of the holder into such number of Common Shares as is obtained by multiplying the number of Series A Preferred Shares to be converted by the quotient resulting from dividing (i) $1,000 plus an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such Series A Preferred Shares by (ii) the Conversion Price.  The Conversion Price is $26.17 and is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, the 80,000 Series A Preferred Shares were convertible into 3,056,935 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 10,486,429 Common Shares, or 13.7% of the Common Shares deemed issued and outstanding.

        The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) during the sixty days prior to the filing date of this Schedule 13D:

I.  Cerberus Partners II, L.P.

	(Purchases)

	NONE

	(Sales)

Date	Quantity	Price

January 24, 2013	564	$29.5839
January 25, 2013	1,975	$29.0419
January 28, 2013	1,129	$28.3706

II.  Cerberus Series Four Holdings, LLC

	(Purchases)

	NONE

	(Sales)

Date	Quantity	Price

January 24, 2013	49,436	$29.5839
January 25, 2013	173,025	$29.0419
January 28, 2013	98,871	$28.3706

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Stephen Feinberg or Cerberus and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       None.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2013

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).